Exhibit 12.1

GT Advanced Technologies Inc.
Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Nine Months Ended		Transition Period Ended		Fiscal year ended
	September 28, 2013		December 31, 2012		March 31, 2012		April 2, 2011		April 3, 2010		March 28, 2009
Earnings(1):
Income before taxes	(61,474)		(156,042)		269,938		270,598		139,874		142,180
Fixed charges	21,149		10,199		14,867		4,314		1,443		978
Amortization of capitalized interest	84		226		43		0		0		0
Distributed income of equity investees	0		0		0		0		0		0
Interest capitalized	0		(188)		(189)		(83)		0		0
Preference security dividend requirements of consolidated subsidiaries	0		0		0		0		0		0
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0		0		0		0		0		0
Total Earnings:	(40,241)		(145,805)		284,659		274,829		141,317		143,158

Fixed Charges (2):
Interest expensed and capitalized	9,010		5,256		3,699		1,993		399		243
Amortized premiums, discounts and capitalized expenses related to indebtedness	10,864		3,622		9,594		1,087		359		240
Interest portion of rental expense	1,275		1,321		1,574		1,234		685		495
Total fixed charges:	21,149		10,199		14,867		4,314		1,443		978
Ratio of earnings to fixed charges	-1.90	X	-14.30	X	19.15	X	63.71	X	97.93	X	146.38	X

(1)”Earnings” is calculated by adding (a) pre-tax income from continuing operations; (b) fixed charges (excluding capitalized interest); and (c) amortization of capitalized interest.   (2) “Fixed Charges” means the sum of the following:  (a) interest expensed and capitalized (excluding interest expense related to uncertain tax positions), (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.  (3)  The amount of the deficiency is $61,390 for the nine-month period ended September 28, 2013 and $156,004 for the nine-month period ended December 31, 2012.